TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Third Quarter Earnings
Saskatoon, Saskatchewan, Canada, November 11, 2008
Cameco Corporation today reported third quarter 2008 adjusted net earnings1 of $142 million ($0.41 per share adjusted and diluted), 46% lower than in the third quarter of 2007. This was due to lower earnings in the uranium business, partially offset by improved results in the electricity and gold businesses. In our uranium business, lower realized prices and higher unit costs adversely affected uranium profits. In our electricity and gold businesses, higher realized prices led to stronger results in those segments.
Adjusted net earnings1 for the first nine months of 2008 were 19% lower than in 2007 due to lower earnings in the uranium and fuel services businesses partially offset by higher earnings in the gold business. Results in the uranium business have been impacted by higher costs and lower production while fuel services was adversely impacted by the shutdown of the UF6 plant at Port Hope.
Recent uncertainty in world financial markets has affected companies around the globe, including Cameco. The capital market for debt, for Cameco and most other companies, has effectively shut down. In response, the company is re-examining its expenditures during the current budget planning process.
“However, unlike most companies, we have exceptionally reliable revenue streams,” said Jerry Grandey, Cameco’s president and CEO.
“Cameco is blessed with high quality customers whose requirements for uranium are independent of the state of the global economy. Since nuclear is among the lowest cost generators of electricity our customers will continue to operate their plants to meet baseload electricity requirements,” Grandey added.
Cameco has built a uranium contract portfolio that we expect will provide a solid revenue stream for years to come. However, the timing of Cameco’s cash receipts does not necessarily coincide with the timing of disbursements. Therefore, we rely on short-term debt, predominately to fund these fluctuations in working capital. We also use short-term debt to provide flexibility for funding longer-term requirements until the balance accumulates to a level that warrants refinancing.

[1]	Net earnings for the quarters and nine months ended September 30, 2007 and 2008 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” in this document.

We continue to monitor the market and will carefully assess conditions prior to making any decisions. In the interim, we have sufficient borrowing capacity to meet our current requirements.
During this period of uncertainty, Cameco will proceed in a prudent manner. Growth will take place but at a slower and more measured pace. We will look for opportunities to reduce costs and defer projects that cannot be funded internally. Our focus in making these decisions will be to ensure the safety of our people and the environment and to protect production levels over the next several years.
Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated. Cameco’s unaudited third quarter financial statements and management’s discussion and analysis are available on our company’s website cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

	Three months ended		Nine months ended		Yr/Yr
	September 30		September 30		Change
Financial Highlights	2008	2007	2008	2007	%
Revenue ($ millions)	729	681	1,941	1,816	7
Net earnings ($ millions)	135	91	419	355	18
Earnings per share (EPS) — basic ($)	0.39	0.26	1.22	1.00	22
EPS — diluted ($)	0.39	0.25	1.21	0.96	26
Adjusted net earnings ($ millions)[1]	142	263	437	537	(19)
EPS — adjusted and diluted ($)[1]	0.41	0.70	1.26	1.44	(13)
Cash provided by operations [2] ($ millions)	109	450	368	744	(51)

[1]	Net earnings for the quarters and nine months ended September 30, 2007 and 2008 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” in this document.

[2]	After working capital changes — refer to note 16 of the third quarter unaudited consolidated financial statements.
Revenue of $729 million in the third quarter of 2008 was 18% higher than in the second quarter of 2008 due to increased volumes in the uranium, fuel services, electricity and gold businesses partially offset by lower realized selling prices in the uranium business.
In the third quarter of 2008, we recorded an income tax expense of $2 million, based on adjusted net earnings, compared to $20 million in the same period of 2007. In the third quarter of 2008, administration costs were $67 million lower due largely to a net recovery of $66 million in stock-based compensation expenses. The decline in stock compensation expense is due to a decrease in our share price during the quarter.
In the first nine months of 2008, we recorded an income tax expense of $29 million, based on adjusted net earnings, compared to $44 million in 2007. The effective income tax rate for the first nine months was 6%, compared to 7% in the same period in 2007. This change was due to a higher proportion of income being earned in jurisdictions outside of Canada where tax rates are lower.

For the first nine months of 2008, direct administration costs were $24 million higher due to an increase in the workforce as well as higher charges for recruiting and retention programs and systems enhancements. Stock compensation expense was $75 million lower due to a decline in our share price during the year.
Cameco’s results come from four business segments:
URANIUM
Highlights

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Revenue ($ millions)[1]	396	409	1,062	1,051
Earnings before taxes ($ millions)	76	251	399	509
Average realized price
($US/lb)	37.88	52.76	42.69	37.24
($Cdn/lb)	39.90	56.78	44.42	42.13
Sales volume (million lbs)[1]	9.8	7.2	23.6	24.7
Production volume (million lbs)	2.7	4.2	11.6	14.3

[1]	Revenue in the amount of $85 million on 2.6 million pounds previously deferred due to a standby product loan was recognized in the first quarter of 2008 as a result of the cancellation of a product loan agreement. In the second quarter of 2007, previously deferred revenue in the amount of $44 million was recognized on 2.9 million pounds.
Uranium Results
For the third quarter of 2008, revenue from our uranium business decreased by $13 million to $396 million compared to the same period in 2007 due to a 30% decrease in the average realized price (in Canadian dollars). The decrease in the average realized price was mainly the result of lower prices under market-related contracts. In the third quarter of 2007, we had a large spot sale at the peak of the market. The impact of the lower average realized price was partially offset by a 36% increase in reported sales volumes. The timing of uranium deliveries within a calendar year is at the discretion of customers and can vary significantly over each quarter.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DD&R), increased to $275 million in the third quarter of 2008 from $135 million in the third quarter of 2007 due to the increase in reported sales volumes and an increase in the unit cost of product sold. The unit cost of product sold increased by 49% as a result of higher unit costs for produced and purchased uranium as well as higher tiered royalty charges in Saskatchewan. For the year 2008, Cameco’s unit cost of sales is expected to increase by 15% to 20% over 2007. See the section titled “Outlook for the Year 2008” in this news release for more information.
In the third quarter of 2008, unit costs for produced uranium increased significantly compared to the prior year due to lower production, which declined by 36% to 2.7 million pounds. Also, as previously reported, Cameco purchased material during the third quarter to take advantage of trading opportunities. While this uranium was purchased at a discount to the market price, its cost was substantially higher than our other sources of inventory.

For the first nine months of 2008, revenue from our uranium business increased by $11 million to $1,062 million over the same period in 2007 due to a 5% increase in the realized selling price (in Canadian dollars), offset by a 4% decline in reported sales volumes.
Our total cost of products and services sold, including DD&R, increased to $590 million in the first nine months of 2008 from $483 million in the same period in 2007 due to an increase in the unit cost of product sold. The unit cost of product sold increased by 28% as a result of higher unit costs for produced and purchased uranium as well as higher royalty charges, which increase with the realized price.
In the first nine months of 2008, unit costs for produced uranium increased significantly compared to the prior year due to lower production, which declined by 19% compared to the same period in 2007. Higher costs for labour, propane and reagents also contributed to the rise in production costs.
Uranium Production

	Three months ended		Nine months ended
Cameco’s share of	September 30		September 30		2008 planned
production (million lbs U3O8)	2008	2007	2008	2007	production[1,2]
McArthur River/Key Lake	2.1	2.6	8.5	9.2	12.0
Rabbit Lake	0.2	0.9	1.7	3.0	3.4
Smith Ranch/Highland	0.3	0.5	1.0	1.5	1.3
Crow Butte	0.1	0.2	0.4	0.6	0.6

Total	2.7	4.2	11.6	14.3	17.3

[1]	These quantities do not include Inkai production, as the mine is not yet in commercial operation. Cameco’s share of production from Inkai in 2008 is estimated at 0.4 million pounds.

[2]	See the section titled “Uranium Production Outlook (2008 to 2012)” in the third quarter MD&A and “Caution Regarding Forward-Looking Information and Statements” for more information about the assumptions and risk factors associated with this production forecast.
FUEL SERVICES
Highlights

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Revenue ($ millions)	69	54	182	162
Earnings before taxes ($ millions)	(3)	(2)	(6)	12
Sales volume (million kgU)[1]	3.7	4.4	10.2	10.6
Production volume (million kgU)[2]	1.8	1.9	5.7	11.2

[1]	Kilograms of uranium (kgU).

[2]	Production volume includes UF6, UO2, fuel manufacturing and UF6 supply from Springfields Fuels Ltd. (SFL).

Fuel Services Results
In the third quarter of 2008, revenue from our fuel services business was $69 million, an increase of $15 million compared to the same period in 2007 due to a 44% increase in the average realized price, partially offset by a 16% decrease in reported sales volumes.
Total cost of products and services sold, including DD&R, increased by 29% to $72 million from $56 million in the third quarter of 2007. The cost of products sold was impacted by the shutdown of the Port Hope UF6 conversion plant. All operating costs associated with the UF6 conversion plant ($15 million) were expensed as incurred in the third quarter of 2008.
For the first nine months of 2008, revenue from our fuel services business was $182 million, an increase of $20 million compared to the same period in 2007 due to a 17% increase in the average realized price, partially offset by a 4% decrease in reported sales volumes.
Total cost of products and services sold, including DD&R, increased by 25% to $188 million from $150 million in the first nine months of 2007. The cost of products sold for 2008 was impacted by the shutdown of the Port Hope UF6 conversion plant. All operating costs associated with the UF6 conversion plant ($43 million) were expensed as incurred in the first nine months of 2008.
Cameco’s Port Hope conversion services and fuel manufacturing production and SFL supply totalled 1.8 million kgU in the third quarter of 2008 compared to 1.9 million kgU in the third quarter of 2007. The difference is due to the production of a small volume of UF6 prior to the plant being shutdown in mid 2007. Port Hope conversion services and fuel manufacturing production and SFL supply was 5.7 million kgU for the first nine months of 2008 compared to 11.2 million kgU for the same period in 2007.
In the third quarter, the suspension of production at the Port Hope UF6 plant continued to reduce the requirement for UO3 feed. As a result, the Blind River refinery produced 1.1 million kgU in the third quarter of 2008 compared to 1.9 million kgU for the third quarter of 2007. Total UO3 production for the first nine months of 2008 was 7.2 million kgU compared to 8.3 million kgU for the same period in 2007.
NUCLEAR ELECTRICITY GENERATION
Highlights
Cameco owns 31.6% of the Bruce Power Limited Partnership (BPLP). During the third quarter, Cameco’s pre-tax earnings from BPLP amounted to $61 million compared to $43 million over the same period in 2007. This increase in the third quarter of 2008 was due to higher realized prices for spot and contract sales.
BPLP achieved a capacity factor of 94% in the third quarter of 2008, compared to 96% in the same period of 2007. In the third quarter of 2008, there were 11 outage days in aggregate among the four units compared to eight outage days in the third quarter of 2007.
Cameco’s pre-tax earnings from BPLP for the first nine months of 2008 amounted to $86 million compared to $80 million in the same period of 2007. The increase was attributable to higher realized prices, partially offset by lower generation and higher costs.

For the first nine months of the year, the BPLP units achieved a capacity factor of 82%, compared with 88% in the same period last year.
GOLD
Cameco owns approximately 53% of Centerra Gold Inc., which owns and operates two gold mines.
Highlights

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Revenue ($ millions)	143	104	399	317
Realized price (US$/ounce)	860	680	884	665
Sales volume (ounces)	162,000	144,000	446,000	427,000
Gold production (ounces)[1]	186,000	137,000	465,000	423,000

[1]	Represents 100% of production from the Kumtor and Boroo gold mines.
For the three months ended September 30, 2008, revenue from our gold business increased by $39 million to $143 million compared to the third quarter of 2007. The increase in revenue was due to higher realized gold prices and increased sales. The average realized price for gold rose to $860 (US) per ounce in the quarter compared to $680 (US) per ounce in the third quarter of 2007 due to higher spot prices.
For the nine months ended September 30, 2008, revenue from our gold business increased by $82 million to $399 million compared to $317 million for the same period in 2007. The increase in revenue was primarily due to higher realized gold prices. The average realized price for gold rose to $884 (US) per ounce in the first nine months of 2008 compared to $665 (US) per ounce in the first nine months of 2007 due to higher spot prices.
At Kumtor, the existing collective agreement will expire on December 31, 2008. A new 30-month collective agreement has been tentatively agreed to by the union negotiating team and will be put before the union membership and voted on in November.
OUTLOOK FOR THE YEAR 2008
For the convenience of the reader, we have summarized Cameco’s 2008 consolidated outlook and 2008 outlook for each business segment in a table called “2008 Financial Outlook” provided in our third quarter MD&A.
Below are the material changes made to the 2008 outlook contained in our annual MD&A, as updated by our first and second quarter MD&A. An explanation of the changes is also provided.
Consolidated Outlook for 2008
Cameco anticipates consolidated revenue for the uranium, fuel services and nuclear electricity businesses to increase 10% to 15% over 2007 compared to the previous forecast of 3% to 10%.

Revenues from the uranium and fuel services businesses are primarily denominated in US dollars. Therefore, the recent decline in the Canadian dollar relative to the US dollar is expected to have a favorable impact on revenues in 2008.
Uranium Outlook for 2008
Cameco’s share of uranium production for 2008 is now projected to total about 17.7 million pounds of U3O8 including volumes produced at Inkai, down from the previous forecast of 19.6 million pounds of U3O8. The decline in forecast production is due to reduced production at all of our sites.
Cameco anticipates its share of uranium production at McArthur River/Key Lake for 2008 will total 12.0 million pounds as a result of equipment and process challenges encountered at the mill, down slightly from our previous guidance.
At Rabbit Lake, we expect production will total 3.4 million pounds U3O8 by year-end, down from the original estimate of 3.6 million pounds. The lower production forecast is due to a combination of lower than anticipated ore grade and operational issues experienced during the restart of the mill in September following a planned shutdown.
In the US, our in situ recovery (ISR) production is expected to total 1.9 million pounds for the year compared to our previous forecast of 2.3 million pounds. Lower production is the result of delays in our ability to put new infrastructure in place such as additional wellfields.
Finally, Cameco’s share of production for 2008 at Inkai is now expected to be 0.4 million pounds, less than the previous estimate of 0.6 million pounds provided in the second quarter. The decrease in forecast production is due to the continued reduced availability of sulphuric acid. The lack of sulphuric acid is related to a shortage of supply and transportation issues. As a result, we do not expect to achieve commercial levels of production until 2009.
Cameco’s unit cost of sales is now expected to increase by 15% to 20% over 2007 compared to the previous forecast of 10% to 15%. The increase in our expected unit cost of sales is the result of spot uranium purchases that were made to take advantage of trading opportunities. While this uranium was purchased at a discount to the market price, its cost was substantially higher than our other sources of inventory. In addition a 9% decline in expected production for 2008 compared to 2007 will negatively impact unit costs.
Uranium Price Sensitivity (2008 to 2012)
The uranium price sensitivity table for the period 2008 to 2012 has been updated in our third quarter MD&A to reflect the deliveries that were made and contracts that were entered into during the quarter.
For the complete table of expected average realized uranium prices and accompanying assumptions please see our third quarter MD&A.

Uranium Production Outlook (2008 to 2012)
We are providing an update for our near-term production outlook in the table below.
Cameco’s Share of Production (million pounds U3O8) excluding Cigar Lake1

Current Forecast	2008	2009	2010	2011	2012
McArthur River/Key Lake [2]	12.0	13.1	13.1	13.1	13.1
Rabbit Lake [3]	3.4	3.6	3.4	3.4	2.4
US ISR[4]	1.9	2.6	2.6	3.5	4.4
Inkai	0.4	1.3	2.3	3.1	3.1

Total*	17.7	20.6	21.4	23.1	23.0

*	While a single estimate has been included for each year of the production outlook, actual production may differ from estimates as forecasting production is inherently uncertain.

[1]	A revised production forecast for Cigar Lake will be provided after the mine has been dewatered, the condition of the underground development has been assessed, and the findings incorporated in the new mine development and production plans.

[2]	Cameco has applied to increase its licensed capacity from 18.7 million pounds to 22 million pounds (Cameco’s share 70%), but is awaiting regulatory approval. Until approval has been received, the production forecast has assumed the current licensed capacity. (See discussion in “Uranium Operations” in the annual MD&A.)

[3]	The Rabbit Lake production forecast is based on proven and probable reserves as well as blending lower grade material.

[4]	Refers to Cameco’s Smith Ranch-Highland and Crow Butte ISR operations in the US and other ISR development projects in the US.
At Rabbit Lake, the changes to the five-year production forecast are the result of ongoing mine planning, which focuses on identifying means of smoothing the production profile.
In the US, the ISR production forecast has been adjusted to account for the delay in our ability to bring on new wellfields.
At Inkai, the continued shortage of sulphuric acid will have a negative impact on production in 2009 and 2010, after which we plan to ramp up to full production.
Cameco also purchases uranium derived from blended down Russian highly enriched uranium (HEU) from Techsnabexport (Tenex). These purchases total about 7 million pounds uranium equivalent annually until 2013.
The current uranium production and HEU purchase forecast noted above for the company are forward-looking information. This forward-looking information is based upon the key assumptions and subject to the material risk factors that could cause results to differ materially which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed that:
•	the company’s forecast production for each operation is achieved;

•	the company’s revised schedule for the development and rampup of production from Inkai is achieved, which requires, among other things, resolution of the issues surrounding acid availability required for mining;

•	the successful transition to new mining zones at McArthur River in 2009 and 2010;

•	the company is able to obtain or maintain the necessary permits and approvals from government authorities to achieve the forecast production;

•	there is no disruption in production due to natural phenomena, labour disputes or other development and operation risks;

•	capital remains available to sustain and expand production. If access to capital is restricted, it could impact our production plans in the latter years; and

•	the HEU supplier complies with its delivery commitments.

Material risk factors that could cause actual results to differ materially include our inability to achieve forecast production levels for each operation; our development and rampup of production from Inkai does not proceed as anticipated; the transition to new mining zones at McArthur River is not successful; the inability to obtain or maintain necessary permits or government approvals; our access to capital is limited and, as a result, our production plans are impacted in the latter years; a disruption or reduction in production or the failure of the HEU supplier to comply with its delivery commitments. No assurance can be given that the indicated quantities will be produced or purchased. Expected future production estimates are inherently uncertain, particularly in the latter years of the forecast, and could materially change over time.
COMPANY UPDATES
Cigar Lake
On August 12, 2008, Cameco suspended remediation work in shaft 1 at Cigar Lake after an increase in the rate of water inflow to the mine.
We are continuing to investigate the source of the inflow. Based on the information collected to date, we have identified a potential source at the 420 metre level of the shaft. This area was developed many years ago to assess the practicality of developing a working level above the orebody. This proved to not be feasible due to poor ground conditions. A concrete bulkhead was put in place and the remainder of the level was subsequently used for minor mine infrastructure and storage. Our investigation is currently focused on this area. However, we continue to review the area in and around the plug that was poured subsequent to the October 2006 inflow, as well as the two areas where it was previously determined additional precautionary measures were not necessary. Information collected to date does not suggest any problem in these areas.
Submersible remotely operated vehicles (ROV) are being deployed in the mine to explore the potential sources, provide visual and sonar imaging of the mine workings and measure parameters like water flow and temperature. At the same time, we are pumping water from the mine to create water flow to assist in identification of the inflow source. While the work is time consuming (some items like doors and pipes have to be cut away to allow the ROVs access), it is progressing steadily and providing good information to the investigation team.
Once the source of the inflow is identified, we will develop a remediation plan.
Progress on the remediation of shaft 2 continues. The inflow sources have been sealed and the effectiveness of the seal has been demonstrated. The shaft is now ready for dewatering and will be scheduled as part of the overall remediation plan for Cigar Lake.
In order to keep our stakeholders informed on the progress of remediation activities, we will provide updates with each quarterly MD&A or more frequently if there are significant developments.
Port Hope
On September 30, 2008, production of UF6 resumed at the Port Hope conversion facility, following approval from the CNSC. The plant is now capable of running at full capacity; however, future production is uncertain due to questions about the supply of hydrofluoric acid (HF). All contaminated groundwater flowing under the UF6 plant is being collected by a series of wells and the water evaporated.

Supply of HF remains a concern due to a contractual dispute with our current supplier. We are now receiving HF on a spot basis, which is both expensive and uncertain. However, we are diligently seeking other sources that are more reasonably priced and likely to be more secure in the long term. Securing an alternative source is not likely to occur until the second half of 2009 due to a number of transportation issues that must be resolved.
Cameco is working to ensure UF6 deliveries for the fourth quarter are met.
McArthur River
At McArthur River, freezehole drilling and construction of the new brine distribution system for the area known as zone 2, panel 5 are nearing completion. During the fourth quarter, we will activate the brine distribution system to begin formation of the new freezewall for this mining area, from which we plan to produce over 100 million pounds of U3O8. Once the freezewall is established, we intend to proceed with development of the initial raisebore chamber. Production from this area is anticipated in the second half 2009.
Development of the lower zone 4 mining area is progressing well. This area is classified as higher risk development and we have adjusted our development and production schedules to recognize and mitigate these risks. Production is now scheduled for 2010.
To address the rescheduling of production from lower zone 4, we developed a revised production plan for 2009 and have made good progress on it. A short-term production area in zone 2 has been developed within the protection of the existing freezewall that is expected to deliver the additional ore required to allow Key Lake to achieve its production targets in 2009. We will start mining in this area using the raisebore method in the fourth quarter of 2008.
During the fourth quarter we will begin field testing the boxhole boring method. The first raise will be in waste rock.
Inkai
On page 43 of Cameco’s annual information form, we describe the Kazakh tax regime that applies for the purpose of determining the taxes and other governmental charges payable by Joint Venture Inkai. The Kazakh government has released draft revisions to the tax code, which are to be effective January 1, 2009. However, these revisions have not yet been approved by Parliament and therefore, are subject to change.
The new tax code is intended to increase the tax burden on the mineral resource industry and we are assessing the implications to Joint Venture Inkai.
On page 40 of Cameco’s annual information form, we describe the current Kazakh law on Subsoil and Subsoil Use, which defines the framework and procedures connected with the granting of subsoil rights, and the regulation of activities of subsoil users, which applies to Joint Venture Inkai. The Kazakh government is preparing a new draft law on Subsoil and Subsoil Use, which is expected to be adopted by January 1, 2009, but is not expected to come into force until six months after publication. We are assessing the implications of the draft law on Joint Venture Inkai.

Centerra Gold
Centerra continues to hold discussions with the Kyrgyz government working group responsible for the negotiations in order to resolve outstanding issues regarding the Kumtor project. To allow for such discussions to continue and for the parties to concentrate on resolving outstanding issues related to the project, Centerra agreed to suspend the international arbitration proceedings it had previously initiated.
USE OF NON-GAAP FINANCIAL MEASURES
Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP. Consolidated net earnings are adjusted in order to provide a more meaningful basis for period-to-period comparisons of the financial results. The following table outlines the adjustments to net earnings.
Adjusted Net Earnings

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2008	2007	2008	2007
Net earnings (per GAAP)	$135	$91	$419	$355
Adjustments
Agreement with Kyrgyzstan	(2)	125	(29)	125
Stock option expense (recovery)	(49)	62	(34)	77
Unrealized losses (gains) on derivatives	38	(15)	61	(20)
Writedown of investments	20	—	20	—

Adjusted net earnings	$142	$263	$437	$537

QUALIFIED PERSONS
The disclosure of scientific and technical information regarding the following Cameco properties in this news release were prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:

Qualified Persons		Properties
•	David Bronkhorst, general manager, McArthur River operation, Cameco	McArthur River/
•	Les Yesnik, general manager, Key Lake operation, Cameco	Key Lake
•	C. Scott Bishop, chief mine engineer, Cigar Lake project, Cameco	Cigar Lake
•	Ian Atkinson, vice-president, exploration, Centerra Gold Inc.	Kumtor

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this news release which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “predict”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: the discussion of the expected impact upon Cameco of, and our plans to respond to, the recent uncertainty in the world financial markets; our prediction that our customers’ requirements for uranium are independent of the state of the global economy and that they will continue to operate their plants to meet their baseload requirements; our expectation that the company’s uranium contract portfolio will provide a solid stream of revenue for years to come; our outlook for the year 2008; our expected uranium production quantities for 2008; our uranium production outlook for 2008 through 2012; and the discussion of our planned activity at McArthur River necessary to achieve expected uranium production at McArthur River and Key Lake in 2009 and 2010.
The material risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this MD&A and the material risk factors or assumptions that were used to develop them include, without limitation: our assumptions regarding production levels, sales volumes, purchases and prices, which are subject to the risk of being materially lower than anticipated; the risk of volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold, which we have assumed will remain relatively constant; the assumption regarding the B units of BPLP reaching their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices, and the risk that those assumptions vary adversely; the risk of significant increases in competition levels, which we have assumed will remain constant or decline; the risk of material adverse changes in foreign currency exchange rates and interest rates, which we have assumed will remain constant or improve in our favour; we assume capital is available and that is subject to the risk that our assumption is incorrect; our assumptions regarding production, decommissioning, reclamation, reserve and tax estimates, and the risk that our assumptions are incorrect; the risk of material litigation or arbitration proceedings (including as the result of disputes with governments (including tax authorities), suppliers, customers or joint venture partners) and the adverse outcome of such proceedings, which we have assumed will not occur; the risk we may not be able to enforce legal rights which we have assumed to be enforceable; our assumption that there are no material defects in title to properties, and the risk that such defects occur; environmental and safety risks including increased regulatory burdens, long-term waste disposal and the risk of uranium and production associated chemicals affecting the soil at the Port Hope conversion facility and other operating sites, which we have assumed will not adversely affect us; unexpected or challenging geological, hydrological or mining conditions which deviate significantly from our assumptions regarding those conditions; political risks arising from operating in certain developing countries, including the risks of nationalization, terrorism and sabotage, which we have assumed will not occur; the risk of adverse changes in government legislation, regulations and policies (including proposed new legislation in Kazakhstan allowing the government to renegotiate previously signed agreements and to change the tax code), which we have assumed will not occur; the assumed demand level for nuclear power and the risk that the actual demand level will be significantly lower; the risk of uranium and conversion service providers failure to fulfill delivery commitments or to require material amendments to agreements relating thereto, which we have assumed will not occur; failure to obtain or maintain necessary permits and approvals from government authorities, which we have assumed may be obtained and maintained; the risk of natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins, which we have assumed will not occur; our assumptions regarding the ability of the company’s and customers’ facilities to operate without disruption, including as a result of strikes or lockouts, and the risk that such disruptions may occur; assumptions regarding the availability of reagents and supplies critical to production (including the availability of acid at the company’s operations in Kazakhstan and hydrofluoric acid at the company’s Port Hope operations), and the risk that they may not be available; our assumed level of electrical production, and the risk that actual levels may be lower due to planned outages extending beyond their scheduled periods or unplanned outages; assumptions regarding uranium spot prices, gold spot prices and the US/Canadian spot exchange rate, which are subject to the risk of fluctuations that would be materially adverse to us; the assumptions and risk factors regarding uranium production set out under the heading “Uranium Production Outlook (2008 to 2012)”; the successful transition to new mining zones at McArthur River, which is subject to various expected and unanticipated risks; the success and timely completion of planned development and remediation projects, including the remediation of and return to pre-flood construction at Cigar Lake, and the risk of delay or ultimate lack of success; and other development and operating risks.
There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the material risk factors that could affect Cameco. Additional risk factors are noted in Cameco’s current annual information form and Cameco’s current annual, first, second and third quarter 2008 MD&A.
The forward-looking information and statements included in this news release represent Cameco’s views as of the date of this news release and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this news release about prospective results of operations, financial position or cash flows that is based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Further, expected future production estimates are inherently uncertain, particularly in the latter years of the forecast, and could materially change over time. Accordingly, readers of this news release should not place undue reliance on forward-looking information and statements. Forward-looking information and statements for time periods subsequent to 2008 involve greater risks and require longer-term assumptions and estimates than those for 2008, and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking information and statements.
CONFERENCE CALL
Cameco invites you to join its third quarter conference call on Wednesday, November 12, 2008 at 2:00 p.m. Eastern time. The conference call is scheduled a day later than usual since Remembrance Day is a public holiday in several Canadian provinces and Cameco’s offices are closed.
The call will be open to all investors and the media. To join the conference on Wednesday, November 12, please dial (416) 641-6133 or (866) 540-8136 (Canada and US). A live audio feed of the call will be available on our website at cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and

•	on post view until midnight, Eastern time, Wednesday, December 10, 2008 by calling (416) 695-5800 or (800) 408-3053 (passcode 3272058 #).
ADDITIONAL INFORMATION
A full copy of Cameco’s 2008 third quarter management’s discussion and analysis and financial statements and notes (unaudited) can be obtained on SEDAR at sedar.com, the company’s website at cameco.com and on EDGAR at sec.gov/edgar.shtml.
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com, the company’s website at cameco.com and on EDGAR at sec.gov/edgar.shtml.

PROFILE
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. The company’s competitive position is based on its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a limited partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America and Australia, and holds a majority interest in a mid-tier gold company. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316